UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Ecology and Environment, Inc.

(Name of Issuer)

Class A and Class B Common Stock

(Class B Common Stock is Convertible into

Class A Common Stock on a One-for-One Basis)

(Title of Class of Securities)

278878 10 3

(CUSIP Number)

Kevin S. Neumaier, President

368 Pleasant View Drive

Lancaster, NY 14086

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 8, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 278878 10 3

1.	Names of Reporting Persons. I.R.S. Identification No. of above persons (entities only). Gerhard J. Neumaier
2.

Check the Appropriate Box if a Member of a Group

(a)  ☒*

(b)  ☐

*  The Reporting Persons making this filing hold an aggregate of 1,378,374 shares of Class B Common Stock which in the aggregate represents 72.2% of the voting power of Ecology and Environment, Inc. (the “Company”) and affirm that they are members of a group only for the purposes described in the Introductory Statement of Items 1 – 7 of Schedule 13D. The Reporting Person on this cover page, however, is a beneficial owner of only the securities reported by him on this cover page.

3.	SEC Use Only
4.	Source of Funds Not Applicable.
5.	Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).	☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Gerhard J. Neumaier With:

7.	Sole Voting Power

Class A (2) (5)	Class B (1)
415,144	363,188

8.	Shared Voting Power

Class A	Class B
-0-	-0-

9.	Sole Dispositive Power

Class A (2) (5)	Class B
51,956	-0-

10.	Shared Dispositive Power (4)

Class A (5)	Class B (1)
363,188	363,188

CUSIP No. 278878 10 3

11.	Aggregate Amount Beneficially Owned by Gerhard J. Neumaier:

Class A (2) (3) (5)	Class B (1)
415,695	363,188

12.	Check box if the aggregate amount in Row 11 excludes certain shares.	☐

13.	Percent of Class Represented by Amount in Row 11:

Class A Common Stock (5) (6)	Class B Common Stock (1) (6)
14.9%	21.8%

14.	Type of Reporting Person: Individual

(1)	Class B Stock is convertible into Class A Stock on a one-for-one basis.
(2)

Includes 23,201 shares of Class A Common Stock owned by Mr. Gerhard J. Neumaier’s Individual Retirement Account. Does not include any shares of Class A Common Stock or Class B Common Stock held by Mr. Gerhard J. Neumaier’s adult children. Includes 9,793 shares which represents his share of the total Class A Common Stock owned by a Partnership in which Mr. Gerhard J. Neumaier is a general partner and has a  1/3 equity interest.

(3)	Includes 551 shares of Class A Common Stock owned by Mr. Gerhard J. Neumaier’s spouse, as to which he disclaims beneficial ownership.
(4)

Messrs. Gerhard J. Neumaier, Silvestro, Frank and Strobel entered into a Stockholders’ Agreement in 1970 which governs the sale of certain shares of common stock owned by them, the former spouse of one of the individuals and the children of those individuals. The agreement provides that prior to accepting a bona fide offer to purchase all or any part of their shares, each party must first allow the other members to the agreement the opportunity to acquire on a pro rata basis, with right of over-allotment, all of such shares covered by the offer on the same terms and conditions proposed by the offer.

(5)

The Reporting Person is deemed to be the beneficial owner of securities that may be acquired within 60 days through the exercise of exchange or conversion rights. The shares of Class A Common Stock issuable upon conversion by any such shareholder are not included in calculating the number of shares or percentage of Class A Common Stock beneficially owned by any other Reporting Person.

(6)	There are 2,423,761 shares of Class A Common Stock outstanding and 1,667,426 shares of Class B Common Stock outstanding as of December 31, 2008.

CUSIP No. 278878 10 3

1.	Names of Reporting Persons. I.R.S. Identification No. of above persons (entities only). Ronald L. Frank
2.

Check the Appropriate Box if a Member of a Group

(a)  ☒*

(b)  ☐

*  The Reporting Persons making this filing hold an aggregate of 1,378,374 shares of Class B Common Stock which in the aggregate represents 72.2% of the voting power of Ecology and Environment, Inc. (the “Company”) and affirm that they are members of a group only for the purposes described in the Introductory Statement of Items 1 – 7 of Schedule 13D. The Reporting Person on this cover page, however, is a beneficial owner of only the securities reported by him on this cover page.

3.	SEC Use Only
4.	Source of Funds Not Applicable.
5.	Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).	☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Ronald L. Frank With:

7.	Sole Voting Power

Class A (2) (5)	Class B (1)
203,324	187,234

8.	Shared Voting Power

Class A (3) (5)	Class B (1) (3)
3,806	3,806

9.	Sole Dispositive Power

Class A (2) (3) (5)	Class B
16,090	-0-

10.	Shared Dispositive Power (4)

Class A (5)	Class B (1)
191,040	191,040

CUSIP No. 278878 10 3

11.	Aggregate Amount Beneficially Owned by Ronald L. Frank:

Class A (2) (3) (5)	Class B (1)
207,130	191,040

12.	Check box if the aggregate amount in Row 11 excludes certain shares.	☐

13.	Percent of Class Represented by Amount in Row 11:

Class A Common Stock (5) (6)	Class B Common Stock (1) (6)
7.9%	11.5%

14.	Type of Reporting Person: Individual

(1)	Class B Stock is convertible into Class A Stock on a one-for-one basis.
(2)

Includes 2,640 shares of Class A Common Stock owned by Mr. Frank’s individual retirement account and 9,670 shares of Class A Common Stock owned by Mr. Frank’s 401(k) plan account. Does not include any shares owned by Mr. Frank’s children.

(3)

Includes 3,806 shares of Class B Common Stock owned by Mr. Frank’s former spouse as to which he disclaims beneficial ownership except for the right to vote the shares which he retains pursuant to an agreement with his former spouse.

(4)

Messrs. Gerhard J. Neumaier, Silvestro, Frank and Strobel entered into a Stockholders’ Agreement in 1970 which governs the sale of certain shares of common stock owned by them, the former spouse of one of the individuals and the children of those individuals. The agreement provides that prior to accepting a bona fide offer to purchase all or any part of their shares, each party must first allow the other members to the agreement the opportunity to acquire on a pro rata basis, with right of over-allotment, all of such shares covered by the offer on the same terms and conditions proposed by the offer.

(5)

The Reporting Person is deemed to be the beneficial owner of securities that may be acquired within 60 days through the exercise of exchange or conversion rights. The shares of Class A Common Stock issuable upon conversion by any such shareholder are not included in calculating the number of shares or percentage of Class A Common Stock beneficially owned by any other Reporting Person.

(6)	There are 2,423,761 shares of Class A Common Stock outstanding and 1,667,426 shares of Class B Common Stock outstanding as of December 31, 2008.

CUSIP No. 278878 10 3

1.	Names of Reporting Persons. I.R.S. Identification No. of above persons (entities only). Gerald A. Strobel
2.

Check the Appropriate Box if a Member of a Group

(a)  ☒*

(b)  ☐

*  The Reporting Persons making this filing hold an aggregate of 1,378,374 shares of Class B Common Stock which in the aggregate represents 72.2% of the voting power of Ecology and Environment, Inc. (the “Company”) and affirm that they are members of a group only for the purposes described in the Introductory Statement of Items 1 – 7 of Schedule 13D. The Reporting Person on this cover page, however, is a beneficial owner of only the securities reported by him on this cover page.

3.	SEC Use Only
4.	Source of Funds Not Applicable.
5.	Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).	☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Gerald A. Strobel With:

7.	Sole Voting Power

Class A (2) (4)	Class B (1)
218,652	218,652

8.	Shared Voting Power

Class A	Class B
-0-	-0-

9.	Sole Dispositive Power

Class A (2) (4)	Class B (1)
704	704

10.	Shared Dispositive Power (3)

Class A (4)	Class B (1)
217,948	217,948

CUSIP No. 278878 10 3

11.	Aggregate Amount Beneficially Owned by Gerald A. Strobel:

Class A (2) (4)	Class B (1)
218,652	218,652

12.	Check box if the aggregate amount in Row 11 excludes certain shares.	☐

13.	Percent of Class Represented by Amount in Row 11:

Class A Common Stock (4) (5)	Class B Common Stock (1) (5)
8.3%	13.1%

14.	Type of Reporting Person: Individual

(1)	Class B Stock is convertible into Class A Stock on a one-for-one basis.
(2)

Includes 704 shares of Class B Common Stock held in equal amounts by Mr. Strobel as custodian for two of his children as to which he disclaims beneficial ownership. Does not include any shares of Class B Common Stock held by a Trust which one of his children created for which Mr. Strobel serves as Trustee.

(3)

Messrs. Gerhard J. Neumaier, Silvestro, Frank and Strobel entered into a Stockholders’ Agreement in 1970 which governs the sale of certain shares of common stock owned by them, the former spouse of one of the individuals and the children of those individuals. The agreement provides that prior to accepting a bona fide offer to purchase all or any part of their shares, each party must first allow the other members to the agreement the opportunity to acquire on a pro rata basis, with right of over-allotment, all of such shares covered by the offer on the same terms and conditions proposed by the offer.

(4)

The Reporting Person is deemed to be the beneficial owner of securities that may be acquired within 60 days through the exercise of exchange or conversion rights. The shares of Class A Common Stock issuable upon conversion by any such shareholder are not included in calculating the number of shares or percentage of Class A Common Stock beneficially owned by any other Reporting Person.

(5)	There are 2,423,761 shares of Class A Common Stock outstanding and 1,667,426 shares of Class B Common Stock outstanding as of December 31, 2008.

CUSIP No. 278878 10 3

1.	Names of Reporting Persons. I.R.S. Identification No. of above persons (entities only). Frank B. Silvestro
2.

Check the Appropriate Box if a Member of a Group

(a)  ☒*

(b)  ☐

*  The Reporting Persons making this filing hold an aggregate of 1,378,374 shares of Class B Common Stock which in the aggregate represents 72.2% of the voting power of Ecology and Environment, Inc. (the “Company”) and affirm that they are members of a group only for the purposes described in the Introductory Statement of Items 1 – 7 of Schedule 13D. The Reporting Person on this cover page, however, is a beneficial owner of only the securities reported by him on this cover page.

3.	SEC Use Only
4.	Source of Funds Not Applicable.
5.	Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).	☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Frank B. Silvestro With:

7.	Sole Voting Power

Class A (3)	Class B (1)
290,783	290,783

8.	Shared Voting Power

Class A	Class B
-0-	-0-

9.	Sole Dispositive Power

Class A (3)	Class B (1)
199,373	199,373

10.	Shared Dispositive Power (2)

Class A (3)	Class B (1)
91,410	91,410

CUSIP No. 278878 10 3

11.	Aggregate Amount Beneficially Owned by Frank B. Silvestro:

Class A (3)	Class B (1)
290,783	290,783

12.	Check box if the aggregate amount in Row 11 excludes certain shares.	☐

13.	Percent of Class Represented by Amount in Row 11:

Class A Common Stock (3) (4)	Class B Common Stock (1) (4)
10.7%	17.4%

14.	Type of Reporting Person: Individual

(1)	Class B Stock is convertible into Class A Stock on a one-for-one basis.
(2)

Messrs. Gerhard J. Neumaier, Silvestro, Frank and Strobel entered into a Stockholders’ Agreement in 1970 which governs the sale of certain shares of common stock owned by them, the former spouse of one of the individuals and the children of those individuals. The agreement provides that prior to accepting a bona fide offer to purchase all or any part of their shares, each party must first allow the other members to the agreement the opportunity to acquire on a pro rata basis, with right of over-allotment, all of such shares covered by the offer on the same terms and conditions proposed by the offer.

(3)

The Reporting Person is deemed to be the beneficial owner of securities that may be acquired within 60 days through the exercise of exchange or conversion rights. The shares of Class A Common Stock issuable upon conversion by any such shareholder are not included in calculating the number of shares or percentage of Class A Common Stock beneficially owned by any other Reporting Person.

(4)	There are 2,423,761 shares of Class A Common Stock outstanding and 1,667,426 shares of Class B Common Stock outstanding as of December 31, 2008.

CUSIP No. 278878 10 3

1.	Names of Reporting Persons. I.R.S. Identification No. of above persons (entities only). Harvey J. Gross
2.

Check the Appropriate Box if a Member of a Group

(a)  ☒*

(b)  ☐

*  The Reporting Persons making this filing hold an aggregate of 1,378,374 shares of Class B Common Stock which in the aggregate represents 72.2% of the voting power of Ecology and Environment, Inc. (the “Company”) and affirm that they are members of a group only for the purposes described in the Introductory Statement of Items 1 – 7 of Schedule 13D. The Reporting Person on this cover page, however, is a beneficial owner of only the securities reported by him on this cover page.

3.	SEC Use Only
4.	Source of Funds Not Applicable.
5.	Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).	☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Harvey J. Gross With:

7.	Sole Voting Power

Class A (2)	Class B (1)
61,950	52,500

8.	Shared Voting Power

Class A	Class B
-0-	-0-

9.	Sole Dispositive Power

Class A (2)	Class B (1)
61,950	52,500

10.	Shared Dispositive Power

Class A	Class B
-0-	-0-

CUSIP No. 278878 10 3

11.	Aggregate Amount Beneficially Owned by Harvey J. Gross:

Class A (2)	Class B (1)
52,500	52,500

12.	Check box if the aggregate amount in Row 11 excludes certain shares.	☐

13.	Percent of Class Represented by Amount in Row 11:

Class A Common Stock (2) (3)	Class B Common Stock (1) (3)
2.5%	3.1%

14.	Type of Reporting Person: Individual

(1)	Class B Stock is convertible into Class A Stock on a one-for-one basis.
(2)

The Reporting Person is deemed to be the beneficial owner of securities that may be acquired within 60 days through the exercise of exchange or conversion rights. The shares of Class A Common Stock issuable upon conversion by any such shareholder are not included in calculating the number of shares or percentage of Class A Common Stock beneficially owned by any other Reporting Person.

(3)	There are 2,423,761 shares of Class A Common Stock outstanding and 1,667,426 shares of Class B Common Stock outstanding as of December 31, 2008.

CUSIP No. 278878 10 3

1.	Names of Reporting Persons. I.R.S. Identification No. of above persons (entities only). Gerard A. Gallagher, Jr.
2.

Check the Appropriate Box if a Member of a Group

(a)  ☒*

(b)  ☐

*  The Reporting Persons making this filing hold an aggregate of 1,378,374 shares of Class B Common Stock which in the aggregate represents 72.2% of the voting power of Ecology and Environment, Inc. (the “Company”) and affirm that they are members of a group only for the purposes described in the Introductory Statement of Items 1 – 7 of Schedule 13D. The Reporting Person on this cover page, however, is a beneficial owner of only the securities reported by him on this cover page.

3.	SEC Use Only
4.	Source of Funds Not Applicable.
5.	Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).	☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Gerard A. Gallagher, Jr. With:

7.	Sole Voting Power

Class A (2)	Class B (1)
62,606	62,265

8.	Shared Voting Power

Class A	Class B
-0-	-0-

9.	Sole Dispositive Power

Class A (2)	Class B (1)
62,606	62,265

10.	Shared Dispositive Power

Class A	Class B
-0-	-0-

CUSIP No. 278878 10 3

11.	Aggregate Amount Beneficially Owned by Gerard A. Gallagher, Jr.:

Class A (2)	Class B (1)
62,606	62,265

12.	Check box if the aggregate amount in Row 11 excludes certain shares.	☐

13.	Percent of Class Represented by Amount in Row 11:

Class A Common Stock (2) (3)	Class B Common Stock (1) (3)
2.5%	3.7%

14.	Type of Reporting Person: Individual

(1)	Class B Stock is convertible into Class A Stock on a one-for-one basis.
(2)

The Reporting Person is deemed to be the beneficial owner of securities that may be acquired within 60 days through the exercise of exchange or conversion rights. The shares of Class A Common Stock issuable upon conversion by any such shareholder are not included in calculating the number of shares or percentage of Class A Common Stock beneficially owned by any other Reporting Person.

(3)	There are 2,423,761 shares of Class A Common Stock outstanding and 1,667,426 shares of Class B Common Stock outstanding as of December 31, 2008.

CUSIP No. 278878 10 3

1.	Names of Reporting Persons. I.R.S. Identification No. of above persons (entities only). Kevin S. Neumaier
2.

Check the Appropriate Box if a Member of a Group

(a)  ☒*

(b)  ☐

*  The Reporting Persons making this filing hold an aggregate of 1,378,374 shares of Class B Common Stock which in the aggregate represents 72.2% of the voting power of Ecology and Environment, Inc. (the “Company”) and affirm that they are members of a group only for the purposes described in the Introductory Statement of Items 1 – 7 of Schedule 13D. The Reporting Person on this cover page, however, is a beneficial owner of only the securities reported by him on this cover page.

3.	SEC Use Only
4.	Source of Funds Not Applicable.
5.	Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).	☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Kevin S. Neumaier With:

7.	Sole Voting Power

Class A (2)(3)	Class B (1)
129,060	101,354

8.	Shared Voting Power

Class A	Class B
-0-	-0-

9.	Sole Dispositive Power

Class A (2) (3)	Class B
27,706	-0-

10.	Shared Dispositive Power (5)

Class A (2)	Class B (1)
101,354	101,354

CUSIP No. 278878 10 3

11.	Aggregate Amount Beneficially Owned by Kevin S. Neumaier:

Class A (2) (3) (4)	Class B (1)
130,211	101,354

12.	Check box if the aggregate amount in Row 11 excludes certain shares.	☐

13.	Percent of Class Represented by Amount in Row 11:

Class A Common Stock (2) (6)	Class B Common Stock (1) (6)
5.2%	6.1%

14.	Type of Reporting Person: Individual

(1)	Class B Stock is convertible into Class A Stock on a one-for-one basis.
(2)

The Reporting Person is deemed to be the beneficial owner of securities that may be acquired within 60 days through the exercise of exchange or conversion rights. The shares of Class A Common Stock issuable upon conversion by any such shareholder are not included in calculating the number of shares or percentage of Class A Common Stock beneficially owned by any other Reporting Person.

(3)	Includes 9,793 shares which represents the Reporting Person’s share of the total Class A Common Stock owned by a Partnership in which he is a general partner and has a 1/3 equity interest.
(4)	Includes 1,151 shares of Class A Common Stock owned by the Reporting Person’s spouse as to which he disclaims beneficial ownership.
(5)

Messrs. Gerhard J. Neumaier, Silvestro, Frank and Strobel entered into a Stockholders’ Agreement in 1970 which governs the sale of certain shares of common stock owned by them, the former spouse of one of the individuals and the children of those individuals. The agreement provides that prior to accepting a bona fide offer to purchase all or any part of their shares, each party must first allow the other members to the agreement the opportunity to acquire on a pro rata basis, with right of over-allotment, all of such shares covered by the offer on the same terms and conditions proposed by the offer. Certain of the Reporting Person’s shares of Class B Common Stock are subject to this 1970 Agreement.

(6)	There are 2,423,761 shares of Class A Common Stock outstanding and 1,667,426 shares of Class B Common Stock outstanding as of December 31, 2008.

CUSIP No. 278878 10 3

1.	Names of Reporting Persons. I.R.S. Identification No. of above persons (entities only). Kirsten Shelly
2.

Check the Appropriate Box if a Member of a Group

(a)  ☒*

(b)  ☐

*  The Reporting Persons making this filing hold an aggregate of 1,378,374 shares of Class B Common Stock which in the aggregate represents 72.2% of the voting power of Ecology and Environment, Inc. (the “Company”) and affirm that they are members of a group only for the purposes described in the Introductory Statement of Items 1 – 7 of Schedule 13D. The Reporting Person on this cover page, however, is a beneficial owner of only the securities reported by her on this cover page.

3.	SEC Use Only
4.	Source of Funds Not Applicable.
5.	Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).	☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Kirsten Shelly With:

7.	Sole Voting Power

Class A (2) (3)	Class B (1)
119,523	98,602

8.	Shared Voting Power

Class A	Class B
-0-	-0-

9.	Sole Dispositive Power

Class A (2) (3)	Class B
20,921	-0-

10.	Shared Dispositive Power (4)

Class A (2)	Class B (1)
98,602	98,602

CUSIP No. 278878 10 3

11.	Aggregate Amount Beneficially Owned by Kirsten Shelly:

Class A (2) (3)	Class B (1)
119,523	98,602

12.	Check box if the aggregate amount in Row 11 excludes certain shares.	☐

13.	Percent of Class Represented by Amount in Row 11:

Class A Common Stock (2) (5)	Class B Common Stock (1) (5)
4.7%	5.9%

14.	Type of Reporting Person: Individual

(1)	Class B Stock is convertible into Class A Stock on a one-for-one basis.
(2)

The Reporting Person is deemed to be the beneficial owner of securities that may be acquired within 60 days through the exercise of exchange or conversion rights. The shares of Class A Common Stock issuable upon conversion by any such shareholder are not included in calculating the number of shares or percentage of Class A Common Stock beneficially owned by any other Reporting Person.

(3)	Includes 9,793 shares which represents the Reporting Person’s share of the total Class A Common Stock owned by a Partnership in which she is a general partner and has a 1/3 equity interest.
(4)

Messrs. Gerhard J. Neumaier, Silvestro, Frank and Strobel entered into a Stockholders’ Agreement in 1970 which governs the sale of certain shares of common stock owned by them, the former spouse of one of the individuals and the children of those individuals. The agreement provides that prior to accepting a bona fide offer to purchase all or any part of their shares, each party must first allow the other members to the agreement the opportunity to acquire on a pro rata basis, with right of over-allotment, all of such shares covered by the offer on the same terms and conditions proposed by the offer. Certain of the Reporting Person’s shares of Class B Common Stock are subject to this 1970 Agreement.

(5)	There are 2,423,761 shares of Class A Common Stock outstanding and 1,667,426 shares of Class B Common Stock outstanding as of December 31, 2008.

CUSIP No. 278878 10 3

Introductory Statement

This Schedule 13D is being filed jointly by the persons listed in Item 2 below, which persons are sometimes individually referred to as a “Reporting Person” and collectively as the “Reporting Persons”. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the purpose described in Item 4 of this Schedule 13D and are thus eligible to make a joint filing under Rule 13d-1(k) promulgated under the Exchange Act. Except as expressly set forth in this Schedule 13D, each Reporting Person disclaims beneficial ownership of the Class A Common Stock and Class B Common Stock of the Company beneficially owned by any other Reporting Person. The Reporting Persons are participating in this group filing solely to identify themselves as a group under Section 13(d)(3) of the Exchange Act as it relates solely to the voting power of these Reporting Persons and the Company as a “controlled company” for purposes of Section 4350(c) of the NASDAQ Marketplace Rules based on the aggregate stock ownership of the Reporting Persons — see Item 4 below for additional detail.

Item 1.	Security and Issuer.

This Schedule 13D relates to the Class A Common Stock and Class B Common Stock (Class B Common Stock is convertible into Class A Common Stock on a one-for-one basis) of Ecology and Environment, Inc. (“E&E” or the “Company”), with its principal executive offices at 368 Pleasant View Drive, Lancaster, New York.

Item 2.	Identity and Background.

This Schedule 13D is being filed jointly by the individual shareholders set forth below. All principal occupations are positions held with the Company.

Shareholder/Address	Occupation/Employment
Gerhard J. Neumaier	Chairman of the Board of Directors and Director
368 Pleasant View Drive
Lancaster, New York 14086

Ronald L. Frank	Secretary, Executive Vice President of Finance and Director
368 Pleasant View Drive
Lancaster, New York 14086

Gerald A. Strobel	Director and Executive Vice President
368 Pleasant View Drive
Lancaster, New York 14086

CUSIP No. 278878 10 3

Frank B. Silvestro	Director and Executive Vice President
368 Pleasant View Drive
Lancaster, New York 14086

Harvey J. Gross	Director
368 Pleasant View Drive
Lancaster, New York 14086

Gerard A. Gallagher, Jr.	Director
368 Pleasant View Drive
Lancaster, New York 14086

Kevin S. Neumaier	President and Chief Executive Officer
368 Pleasant View Drive
Lancaster, New York 14086

Kirsten Shelly	Part-Time Employee of the Company
368 Pleasant View Drive
Lancaster, New York 14086

Each Reporting Person is a citizen of the United States. During the last five years, no Reporting Person has: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As explained further in Item 4, this Schedule 13D is being filed at the request of representatives of NASDAQ Stock Market LLC (“NASDAQ”) to confirm the applicability of the “controlled company” exemption under Section 4350(c) of the NASDAQ Marketplace Rules and not to report any specific transaction.

Item 4.	Purpose of Transaction.

The Reporting Persons are filing this Schedule 13D for the following purpose:

Formation of a Group and NASDAQ Controlled Company Exemption:

By filing this Schedule 13D, the Reporting Persons are providing notice (1) that they beneficially own and have owned, in the aggregate, securities of the Company controlling in excess of 50% of the voting power of the Company and (2) that, as a result, the Company is and has been a

CUSIP No. 278878 10 3

“controlled company” pursuant to Section 4350(c)(5) of the NASDAQ Marketplace Rules. On September 8, 2008, the Company switched the listing of its common stock from the American Stock Exchange (“AMEX”) to the NASDAQ and, on that day, the Company began trading on the NASDAQ market. Prior to trading on the NASDAQ market, the Company availed itself of the “controlled company” exemption under the AMEX rules. AMEX and NASDAQ both define “controlled company” as “a company of which more than 50% of the voting power is held by an individual, a group or another company.” Although AMEX did not suggest that a Schedule 13D be filed in connection with the “controlled company” exemption, NASDAQ has requested that the Company do so. Therefore, responsive to requests of representatives of NASDAQ and NASDAQ Interpretative Material IM-4350-4, the Company is filing this Schedule 13D. The filing of this Schedule 13D is in no way an acknowledgment or admission that such a filing is required.

As a controlled company, the Company is not required to have a majority of independent directors on its board of directors or to comply with the NASDAQ corporate governance rules that require a majority of independent directors to determine the compensation of the CEO and other executive officers and select or recommend director nominees

The possible activities of the Reporting Persons are subject to change at any time, and there can be no assurance that a Reporting Person will take or refrain from taking any actions with respect to such person’s shares. The Reporting Persons reserve the right to, among other things, purchase or dispose of shares of Class A and Class B Common Stock and/or other securities of E&E in accordance with the instruments and agreements governing such actions, to the extent that they are applicable.

Item 5.	Interest in Securities of the Issuer.

(a) – (b) The Reporting Persons, as members of a group, are deemed to beneficially own an aggregate of 1,378,374 shares of Class B Common Stock. This represents 82.7% of the total outstanding shares of Class B Common Stock.

The holders of Class A Common Stock are entitled, as a class, to elect two Directors and the holders of Class B Common Stock are entitled, as a class, to elect the remaining six Directors. With respect to all matters other than the election of directors or any matters for which class voting is required by law, holders of both classes of Common Stock vote or consent as a single class on all maters, with each share of Class A Common Stock having one-tenth vote per share and each share of Class B Common Stock having one vote per share.

Based on the relative voting rights of the Class B Common Stock, the Reporting Persons have or share 72.2% of the total outstanding voting power of the Company. The stock ownership of each Reporting Person is as follows:

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(i) Gerhard J. Neumaier:

Amount Beneficially Owned: (1) (2) (3) (5) (6)
Class A	Class B
415,695	363,188

Percent of Class: (1) (2) (4) (5) (6)
Class A	Class B
14.9%	21.8%

Sole Power to Vote or to Direct the Vote: (1) (2) (3) (5)
Class A	Class B
415,144	363,188

Shared Power to Vote or to Direct the Vote:
Class A	Class B
-0-	-0-

Sole Power to Dispose or to Direct the Disposition of: (2) (5)
Class A	Class B
51,956	-0-

Shared Power to Dispose or to Direct the Disposition of: (1) (2) (3)
Class A	Class B
363,188	363,188

(1)	Class B Stock is convertible into Class A Stock on a one-for-one basis.
(2)

The Reporting Person is deemed to be the beneficial owner of securities that may be acquired within 60 days through the exercise of exchange or conversion rights. The shares of Class A Common Stock issuable upon conversion by any such shareholder are not included in calculating the number of shares or percentage of Class A Common Stock beneficially owned by any other Reporting Person.

(3)

Messrs. Gerhard J. Neumaier, Silvestro, Frank and Strobel entered into a Stockholders’ Agreement in 1970 which governs the sale of certain shares of common stock owned by them, the former spouse of one of the individuals and the children of those individuals. The agreement provides that prior to accepting a bona fide offer to purchase all or any part of their shares, each party must first allow the other members to the agreement the opportunity to acquire on a pro rata basis, with right of over-allotment, all of such shares covered by the offer on the same terms and conditions proposed by the offer.

(4)	There are 2,423,761 shares of Class A Common Stock outstanding and 1,667,426 shares of Class B Common Stock outstanding as of December 31, 2008.
(5)

Includes 23,201 shares of Class A Common Stock owned by Mr. Gerhard J. Neumaier’s Individual Retirement Account. Does not include any shares of Class A Common Stock or Class B Common Stock held by Mr. Gerhard J. Neumaier’s adult children. Includes 9,793 shares which represents his share of the total Class A Common Stock owned by a Partnership in which Mr. Gerhard J. Neumaier is a general partner and has a  1/3 equity interest.

(6)	Includes 551 shares of Class A Common Stock owned by Mr. Gerhard J. Neumaier’s spouse, as to which he disclaims beneficial ownership.

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(ii) Ronald L. Frank:

Amount Beneficially Owned: (1) (2) (3) (5) (6)
Class A	Class B
207,130	191,040

Percent of Class: (1) (2) (4) (5) (6)
Class A	Class B
7.9%	11.5%

Sole Power to Vote or to Direct the Vote: (1) (2) (3) (5)
Class A	Class B
203,324	187,234

Shared Power to Vote or to Direct the Vote: (1) (2) (6)
Class A	Class B
3,806	3,806

Sole Power to Dispose or to Direct the Disposition of: (2) (5) (6)
Class A	Class B
16,090	-0-

Shared Power to Dispose or to Direct the Disposition of: (1) (2) (3) (6)
Class A	Class B
191,040	191,040

(1)	Class B Stock is convertible into Class A Stock on a one-for-one basis.
(2)

The Reporting Person is deemed to be the beneficial owner of securities that may be acquired within 60 days through the exercise of exchange or conversion rights. The shares of Class A Common Stock issuable upon conversion by any such shareholder are not included in calculating the number of shares or percentage of Class A Common Stock beneficially owned by any other Reporting Person.

(3)

Messrs. Gerhard J. Neumaier, Silvestro, Frank and Strobel entered into a Stockholders’ Agreement in 1970 which governs the sale of certain shares of common stock owned by them, the former spouse of one of the individuals and the children of those individuals. The agreement provides that prior to accepting a bona fide offer to purchase all or any part of their shares, each party must first allow the other members to the agreement the opportunity to acquire on a pro rata basis, with right of over-allotment, all of such shares covered by the offer on the same terms and conditions proposed by the offer.

(4)	There are 2,423,761 shares of Class A Common Stock outstanding and 1,667,426 shares of Class B Common Stock outstanding as of December 31, 2008.
(5)

Includes 2,640 shares of Class A Common Stock owned by Mr. Frank’s individual retirement account and 9,670 shares of Class A Common Stock owned by Mr. Frank’s 401(k) plan account. Does not include any shares owned by Mr. Frank’s children.

(6)

Includes 3,806 shares of Class B Common Stock owned by Mr. Frank’s former spouse as to which he disclaims beneficial ownership except for the right to vote the shares which he retains pursuant to an agreement with his former spouse.

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(iii) Gerald A. Strobel:

Amount Beneficially Owned: (1) (2) (3) (5)
Class A	Class B
218,652	218,652

Percent of Class: (1) (2) (4) (5)
Class A	Class B
8.3%	13.1%

Sole Power to Vote or to Direct the Vote: (1) (2) (3) (5)
Class A	Class B
218,652	218,652

Shared Power to Vote or to Direct the Vote:
Class A	Class B
-0-	-0-

Sole Power to Dispose or to Direct the Disposition of: (1) (2) (5)
Class A	Class B
704	704

Shared Power to Dispose or to Direct the Disposition of: (1) (2) (3)
Class A	Class B
217,948	217,948

(1)	Class B Stock is convertible into Class A Stock on a one-for-one basis.
(2)

The Reporting Person is deemed to be the beneficial owner of securities that may be acquired within 60 days through the exercise of exchange or conversion rights. The shares of Class A Common Stock issuable upon conversion by any such shareholder are not included in calculating the number of shares or percentage of Class A Common Stock beneficially owned by any other Reporting Person.

(3)

Messrs. Gerhard J. Neumaier, Silvestro, Frank and Strobel entered into a Stockholders’ Agreement in 1970 which governs the sale of certain shares of common stock owned by them, the former spouse of one of the individuals and the children of those individuals. The agreement provides that prior to accepting a bona fide offer to purchase all or any part of their shares, each party must first allow the other members to the agreement the opportunity to acquire on a pro rata basis, with right of over-allotment, all of such shares covered by the offer on the same terms and conditions proposed by the offer.

(4)	There are 2,423,761 shares of Class A Common Stock outstanding and 1,667,426 shares of Class B Common Stock outstanding as of December 31, 2008.
(5)

Includes 704 shares of Class B Common Stock held in equal amounts by Mr. Strobel as custodian for two of his children as to which he disclaims beneficial ownership. Does not include any shares of Class B Common Stock held by a Trust which one of his children created for which Mr. Strobel serves as Trustee.

CUSIP No. 278878 10 3

(iv) Frank B. Silvestro:

Amount Beneficially Owned: (1) (2) (3)
Class A	Class B
290,783	290,783

Percent of Class: (1) (2) (4)
Class A	Class B
10.7%	17.4%

Sole Power to Vote or to Direct the Vote: (1) (2) (3)
Class A	Class B
290,783	290,783

Shared Power to Vote or to Direct the Vote:
Class A	Class B
-0-	-0-

Sole Power to Dispose or to Direct the Disposition of: (1) (2) (3)
Class A	Class B
199,373	199,373

Shared Power to Dispose or to Direct the Disposition of: (1) (2) (3)
Class A	Class B
91,410	91,410

(1)	Class B Stock is convertible into Class A Stock on a one-for-one basis.
(2)

The Reporting Person is deemed to be the beneficial owner of securities that may be acquired within 60 days through the exercise of exchange or conversion rights. The shares of Class A Common Stock issuable upon conversion by any such shareholder are not included in calculating the number of shares or percentage of Class A Common Stock beneficially owned by any other Reporting Person.

(3)

Messrs. Gerhard J. Neumaier, Silvestro, Frank and Strobel entered into a Stockholders’ Agreement in 1970 which governs the sale of certain shares of common stock owned by them, the former spouse of one of the individuals and the children of those individuals. The agreement provides that prior to accepting a bona fide offer to purchase all or any part of their shares, each party must first allow the other members to the agreement the opportunity to acquire on a pro rata basis, with right of over-allotment, all of such shares covered by the offer on the same terms and conditions proposed by the offer.

(4)	There are 2,423,761 shares of Class A Common Stock outstanding and 1,667,426 shares of Class B Common Stock outstanding as of December 31, 2008.

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(v) Harvey J. Gross:

Amount Beneficially Owned: (1) (2)
Class A	Class B
52,500	52,500

Percent of Class: (1) (2) (3)
Class A	Class B
2.5%	3.1%

Sole Power to Vote or to Direct the Vote: (1) (2)
Class A	Class B
61,950	52,500

Shared Power to Vote or to Direct the Vote:
Class A	Class B
-0-	-0-

Sole Power to Dispose or to Direct the Disposition of: (1) (2)
Class A	Class B
61,950	52,500

Shared Power to Dispose or to Direct the Disposition of:
Class A	Class B
-0-	-0-

(1)	Class B Stock is convertible into Class A Stock on a one-for-one basis.
(2)

The Reporting Person is deemed to be the beneficial owner of securities that may be acquired within 60 days through the exercise of exchange or conversion rights. The shares of Class A Common Stock issuable upon conversion by any such shareholder are not included in calculating the number of shares or percentage of Class A Common Stock beneficially owned by any other Reporting Person.

(3)	There are 2,423,761 shares of Class A Common Stock outstanding and 1,667,426 shares of Class B Common Stock outstanding as of December 31, 2008.

CUSIP No. 278878 10 3

(vi) Gerard A. Gallagher, Jr.:

Amount Beneficially Owned: (1) (2)
Class A	Class B
62,606	62,265

Percent of Class: (1) (2) (3)
Class A	Class B
2.5%	3.7%

Sole Power to Vote or to Direct the Vote: (1) (2)
Class A	Class B
62,606	62,265

Shared Power to Vote or to Direct the Vote:
Class A	Class B
-0-	-0-

Sole Power to Dispose or to Direct the Disposition of: (1) (2)
Class A	Class B
62,606	62,265

Shared Power to Dispose or to Direct the Disposition of:
Class A	Class B
-0-	-0-

(1)	Class B Stock is convertible into Class A Stock on a one-for-one basis.
(2)

The Reporting Person is deemed to be the beneficial owner of securities that may be acquired within 60 days through the exercise of exchange or conversion rights. The shares of Class A Common Stock issuable upon conversion by any such shareholder are not included in calculating the number of shares or percentage of Class A Common Stock beneficially owned by any other Reporting Person.

(3)	There are 2,423,761 shares of Class A Common Stock outstanding and 1,667,426 shares of Class B Common Stock outstanding as of December 31, 2008.

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(vii) Kevin S. Neumaier:

Amount Beneficially Owned: (1) (2) (3) (5) (6)
Class A	Class B
130,211	101,354

Percent of Class: (1) (2) (4) (5) (6)
Class A	Class B
5.2%	6.1%

Sole Power to Vote or to Direct the Vote: (1) (2) (3) (5)
Class A	Class B
129,060	101,354

Shared Power to Vote or to Direct the Vote:
Class A	Class B
-0-	-0-

Sole Power to Dispose or to Direct the Disposition of: (2) (5)
Class A	Class B
27,706	-0-

Shared Power to Dispose or to Direct the Disposition of: (1) (2) (3)
Class A	Class B
101,354	101,354

(1)	Class B Stock is convertible into Class A Stock on a one-for-one basis.
(2)

The Reporting Person is deemed to be the beneficial owner of securities that may be acquired within 60 days through the exercise of exchange or conversion rights. The shares of Class A Common Stock issuable upon conversion by any such shareholder are not included in calculating the number of shares or percentage of Class A Common Stock beneficially owned by any other Reporting Person.

(3)

Messrs. Gerhard J. Neumaier, Silvestro, Frank and Strobel entered into a Stockholders’ Agreement in 1970 which governs the sale of certain shares of common stock owned by them, the former spouse of one of the individuals and the children of those individuals. The agreement provides that prior to accepting a bona fide offer to purchase all or any part of their shares, each party must first allow the other members to the agreement the opportunity to acquire on a pro rata basis, with right of over-allotment, all of such shares covered by the offer on the same terms and conditions proposed by the offer. Certain of the Reporting Person’s shares of Class B Common Stock are subject to this 1970 Agreement.

(4)	There are 2,423,761 shares of Class A Common Stock outstanding and 1,667,426 shares of Class B Common Stock outstanding as of December 31, 2008.
(5)	Includes 9,793 shares which represents the Reporting Person’s share of the total Class A Common Stock owned by a Partnership in which he is a general partner and has a 1/3 equity interest.
(6)	Includes 1,151 shares of Class A Common Stock owned by the Reporting Person’s spouse as to which he disclaims beneficial ownership.

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(viii) Kirsten Shelly:

Amount Beneficially Owned: (1) (2) (3) (5)
Class A	Class B
119,523	98,602

Percent of Class: (1) (2) (4)
Class A	Class B
4.7%	5.9%

Sole Power to Vote or to Direct the Vote: (1) (2) (3) (5)
Class A	Class B
119,523	98,602

Shared Power to Vote or to Direct the Vote:
Class A	Class B
-0-	-0-

Sole Power to Dispose or to Direct the Disposition of: (1) (2) (5)
Class A	Class B
20,921	98,602

Shared Power to Dispose or to Direct the Disposition of: (1) (2) (3)
Class A	Class B
98,602	98,602

(1)	Class B Stock is convertible into Class A Stock on a one-for-one basis.
(2)

The Reporting Person is deemed to be the beneficial owner of securities that may be acquired within 60 days through the exercise of exchange or conversion rights. The shares of Class A Common Stock issuable upon conversion by any such shareholder are not included in calculating the number of shares or percentage of Class A Common Stock beneficially owned by any other Reporting Person.

(3)

Messrs. Gerhard J. Neumaier, Silvestro, Frank and Strobel entered into a Stockholders’ Agreement in 1970 which governs the sale of certain shares of common stock owned by them, the former spouse of one of the individuals and the children of those individuals. The agreement provides that prior to accepting a bona fide offer to purchase all or any part of their shares, each party must first allow the other members to the agreement the opportunity to acquire on a pro rata basis, with right of over-allotment, all of such shares covered by the offer on the same terms and conditions proposed by the offer. Certain of the Reporting Person’s shares of Class B Common Stock are subject to this 1970 Agreement.

(4)	There are 2,423,761 shares of Class A Common Stock outstanding and 1,667,426 shares of Class B Common Stock outstanding as of December 31, 2008.
(5)	Includes 9,793 shares which represents the Reporting Person’s share of the total Class A Common Stock owned by a Partnership in which he is a general partner and has a 1/3 equity interest.

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(e)	Reporting Persons’ Group Total:

Amount Beneficially Owned: (1) (2) (3) (5) (6) (7) (8) (9) (10) (11) (12)
Class A	Class B
1,497,100	1,378,374

Percent of Class: (1) (2) (4) (5) (6) (7) (8) (9) (10) (11) (12)
Class A	Class B
39.4%	82.7%

Sole Power to Vote or to Direct the Vote: (1) (2) (3) (5) (6) (7) (9) (10)
Class A	Class B
1,501,042	1,374,578

Shared Power to Vote or to Direct the Vote: (1) (2) (3) (11)
Class A	Class B
3,806	3,806

Sole Power to Dispose or to Direct the Disposition of: (1)(2)(3)(5)(6)(7) (9)(10)(11)
Class A	Class B
441,306	314,842

Shared Power to Dispose or to Direct the Disposition of: (1) (2) (3)
Class A	Class B
1,063,542	1,063,542

Total No. of Votes Outstanding as of 12/31/2008: (2) (4)
Class A Votes (@ 1/10 per share):	242,376.1
Class B Votes (@1 per share):	1,667,426.0

Total Votes Outstanding:	1,909,802.1

Percentage of Total Votes Controlled by Reporting Persons: 72.2%
(1,378,374 / 1,909,802.1 = 72.2%)

(1)	Class B Stock is convertible into Class A Stock on a one-for-one basis.
(2)

The Reporting Persons are deemed to be the beneficial owners of securities that may be acquired within 60 days through the exercise of exchange or conversion rights. The shares of Class A Common Stock issuable upon conversion by any such shareholder are not included in calculating the number of shares or percentage of Class A Common Stock beneficially owned by any other Reporting Person.

(3)

Messrs. Gerhard J. Neumaier, Silvestro, Frank and Strobel entered into a Stockholders’ Agreement in 1970 which governs the sale of certain shares of common stock owned by them, the former spouse of one of the individuals and the children of those individuals. The agreement provides that prior to accepting a bona fide offer to purchase all or any part of their shares, each party must first allow the other members to the agreement the opportunity to acquire on a pro rata basis, with right of over-allotment, all of such shares covered by the offer on the same terms and conditions proposed by the offer.

(4)	There are 2,423,761 shares of Class A Common Stock outstanding and 1,667,426 shares of Class B Common Stock outstanding as of December 31, 2008.

CUSIP No. 278878 10 3

(5)

Includes 23,201 shares of Class A Common Stock owned by Mr. Gerhard J. Neumaier’s Individual Retirement Account. Does not include any shares of Class A Common Stock or Class B Common Stock held by Mr. Gerhard J. Neumaier’s adult children. Includes 9,793 shares which represents his share of the total Class A Common Stock owned by a Partnership in which Mr. Gerhard J. Neumaier is a general partner and has a  1/3 equity interest.

(6)

Includes 2,640 shares of Class A Common Stock owned by Mr. Frank’s individual retirement account and 9,670 shares of Class A Common Stock owned by Mr. Frank’s 401(k) plan account. Does not include any shares owned by Mr. Frank’s children.

(7)

Includes 704 shares of Class B Common Stock held in equal amounts by Mr. Strobel as custodian for two of his children as to which he disclaims beneficial ownership. Does not include any shares of Class B Common Stock held by a Trust which one of his children created for which Mr. Strobel serves as Trustee.

(8)	Includes 551 shares of Class A Common Stock owned by Mr. Gerhard J. Neumaier’s spouse, as to which he disclaims beneficial ownership.
(9)	Includes 9,793 shares which represents Mr. Kevin S. Neumaier’s share of the total Class A Common Stock owned by a Partnership in which he is a general partner and has a 1/3 equity interest.
(10)	Includes 9,793 shares which represents the Kirsten Shelly’s share of the total Class A Common Stock owned by a Partnership in which he is a general partner and has a 1/3 equity interest.
(11)

Includes 3,806 shares of Class B Common Stock owned by Mr. Frank’s former spouse as to which he disclaims beneficial ownership except for the right to vote the shares which he retains pursuant to an agreement with his former spouse.

(12)	Includes 1,151 shares of Class A Common Stock owned by the Kevin S. Neumaier’s spouse as to which he disclaims beneficial ownership.

CUSIP No. 278878 10 3

(c)	Transactions in the last 60 days:

(i) On December 19, 2008 Ronald L. Frank sold 200 shares of Class A Common Stock through his 401(k) plan.

(ii) On January 12, 2009 Ronald L. Frank sold 200 shares of Class A Common Stock through his 401(k) plan.

(d)	Not Applicable

(e)	Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

(1)	Class B Stock is convertible into Class A Stock on a one-for-one basis.

(2)	The Reporting Persons are deemed to be the beneficial owners of securities that may be acquired within 60 days through the exercise of exchange or conversion rights. The shares of Class A Common Stock issuable upon conversion by any such shareholder are not included in calculating the number of shares or percentage of Class A Common Stock beneficially owned by any other Reporting Person.

(3)	Messrs. Gerhard J. Neumaier, Silvestro, Frank and Strobel entered into a Stockholders’ Agreement in 1970 which governs the sale of certain shares of common stock owned by them, the former spouse of one of the individuals and the children of those individuals. The agreement provides that prior to accepting a bona fide offer to purchase all or any part of their shares, each party must first allow the other members to the agreement the opportunity to acquire on a pro rata basis, with right of over-allotment, all of such shares covered by the offer on the same terms and conditions proposed by the offer.

(4)

Under the January 9, 1987 Amendment to the Certificate of Incorporation of the Company, the Class A and Class B stockholders have one vote per vote and  1/10 votes per vote, respectively, subject to the following:

a.

Holders of Class A Common Stock are entitled to elect 25% of the Board of Directors so long as the number of outstanding shares of Class A Common Stock is at least 10 percent of the total number of outstanding shares of both classes of stock (i.e. at least 10% of 4,091,187 or 409,118.7 shares). If the number of outstanding shares of Class A Common Stock is less than 10%, the total number of outstanding shares of Class A and Class B, then the holders of Class A Common Stock and Class B Common Stock vote together for the directors, where the Class A Common Stock has

CUSIP No. 278878 10 3

one-tenth ( 1/10) vote per share and the holders of Class B Common Stock have one (1) vote per share.

b.

Holders of Class B Common Stock continue to have super majority voting and elect a majority of directors so long as the number of outstanding shares of Class B Common Stock is at least 12 1/2% of the combined number of outstanding shares of both classes of Common Stock (i.e. at 12 1/2% of 4,091,187 shares or a minimum of 511,399 shares need to be Class B Common Stock. If the number of outstanding shares of Class B Common Stock falls below 12 1/2%, then the directors not elected by the holders of Class A Common Stock are elected by holders of both classes of Common Stock, with the holders of Class A Common Stock having one-tenth ( 1/10) vote per share and the holders of Class B Common Stock having one (1) vote per share.

Item 7.	Material to be Filed as Exhibits.

EXHIBIT INDEX

Exhibit 1	Stockholders’ Agreement by and among Gerhard J. Neumaier, Frank B. Silvestro, Ronald L. Frank and Gerald A. Strobel dated May 12, 1970.*

Exhibit 2	Joint Filing Agreement dated February 5, 2009 by and among the Reporting Persons.**

Exhibit 3	January 9, 1987 Amendment to the Certificate of Incorporation of the Company.*

*	Filed as exhibits to the Company’s Registration Statement on Form S-1, as amended by Amendment Nos. 1 and 2 (Registration No. 33-11543) and incorporated herein by reference.
**	Filed herewith.

CUSIP No. 278878 10 3

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Gerhard J. Neumaier	February 5, 2009
Gerhard J. Neumaier

/s/ Ronald L. Frank	February 5, 2009
Ronald L. Frank

/s/ Gerald A. Strobel	February 5, 2009
Gerald A. Strobel

/s/ Frank B. Silvestro	February 5, 2009
Frank B. Silvestro

/s/ Harvey J. Gross	February 5, 2009
Harvey J. Gross

/s/ Gerard A. Gallagher, Jr.	February 5, 2009
Gerard A. Gallagher, Jr.

/s/ Kevin S. Neumaier	February 5, 2009
Kevin S. Neumaier

/s/ Kirsten Shelly	February 5, 2009
Kirsten Shelly